Filed pursuant to 424(b)(3) Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 3 DATED MAY 20, 2021
TO THE PROSPECTUS DATED MAY 3, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated May 3, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 5, 2021 and Supplement No. 2, dated May 14, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose a transaction between affiliates of the Sponsor and Ares (as defined below).

•	Anticipated Sale by affiliates of Black Creek Group LLC (together with its affiliates, “Black Creek Group”) of U.S. real estate investment advisory and distribution business to Ares

On May 20, 2021, affiliates of the Sponsor entered into a definitive agreement to sell Black Creek Group’s U.S. real estate investment advisory and distribution business, including the Advisor, to Ares Holdings L.P. (“Ares”), an affiliate of Ares Management Corporation (“Ares Management”). The transaction is expected to close during the third quarter. Ares Management is a leading global alternative investment manager operating integrated groups across credit, private equity, real estate and strategic initiatives with approximately $197 billion of assets under management and over 1,450 employees operating across more than 25 offices in over 10 countries in North America, Europe and Asia as of December 2020.

We believe that Ares Management intends to continue to operate the business of Black Creek Group consistent with past practice. The principals of Black Creek Group, the rest of the management team and our current officers are expected to continue to serve in their roles for the foreseeable future, although certain Ares Management personnel are expected to join our board of directors and the Advisor’s investment committee. We expect that the Advisory Agreement will formally be assigned, subject to the approval of our board of directors, by the Advisor to an Ares registered investment adviser upon closing of the transaction. We intend to continue to operate as a NAV-based REIT with no targeted liquidity window primarily focused on investing in and operating institutional-quality bulk distribution, light industrial and last-mile distribution facilities and other industrial properties that are leased to creditworthy corporate customers. Any changes to our board of directors, management team or investment policies will require approval of our board of directors. Although such changes may be made in the future, no such changes have been approved at this time.

•	Risk Factors

The following is added as the first risk factor under “RISKS RELATED TO OUR GENERAL BUSINESS OPERATIONS AND OUR CORPORATE STRUCTURE” on page 62 of the prospectus.

If Black Creek Group is acquired by Ares, the management and personnel of Black Creek Group, our investment strategy and our business strategy may change without stockholder approval.

On May 20, 2021, affiliates of the Sponsor entered into a definitive agreement to sell Black Creek Group’s U.S. real estate investment advisory business, including the Advisor, to Ares Holdings L.P., an affiliate of Ares Management Corporation. The transaction is expected to close during the third quarter. We believe that Ares Management intends to continue to operate the business of Black Creek Group consistent with past practice. The principals of Black Creek Group, the rest of the management team and our current officers are expected to continue to serve in their roles for the foreseeable future, although certain Ares Management personnel are expected to join our board of directors and the Advisor’s investment committee. We expect that the Advisory Agreement will formally be assigned, subject to the approval of our board of directors, to an Ares registered investment adviser upon closing of the transaction. We intend to continue to operate as a NAV-based REIT with no targeted liquidity window primarily focused on investing in and operating institutional-quality bulk distribution, light industrial and last-mile distribution facilities and other industrial properties that are leased to creditworthy corporate customers. Any changes to our board of directors, management team or investment policies will require approval of our board of directors. Although such changes may be made in the future, no such changes have been approved at this time. However, following the sale of Black Creek Group, the members of the management team at Black Creek Group and our company may eventually change, including the positions currently held by Messrs. Mulvihill and Zucker. We expect to appoint a representative of Ares Management to our board of directors. We may also approve changes to our investment policies and business strategies. Stockholders in our company should be aware of the risk that these aspects of the transaction impose on our management and that our company’s overall management strategy could change without stockholder approval.